

Houlihan Lokey Capital, Inc.'s Exemption Report

Houlihan Lokey Capital, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) receiving transaction-based compensation in connection with merger and acquisition transactions, restructuring transactions, and/or referring securities transactions to other broker-dealers and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 including in connection with restructuring transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Houlihan Lokey Capital, Inc.

I, Ed Taniguchi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

May 22, 2026

10250 Constellation Boulevard, 5th Floor ● Los Angeles, California 90067 ● tel.310.553.8871 ● fax.310.553.2173 ● www.HL.com

Broker/dealer services through Houlihan Lokey Capital, Inc.



KPMG LLP
633 West 5th Street
Suite 4700
Los Angeles, CA 90071

Report of Independent Registered Public Accounting Firm

To the The Board of Directors
Houlihan Lokey Capital, Inc.:

We have reviewed management's statements, included in the accompanying Houlihan Lokey Capital, Inc.'s (the Exemption Report), in which Houlihan Lokey Capital, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to (1) receiving transaction-based compensation in connection with merger and acquisition transactions, restructuring transactions, and/or referring securities transactions to other broker-dealers and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 including in connection with restructuring transactions and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended March 31, 2026 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



Los Angeles, California
May 22, 2026